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New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

March 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Johnny Gharib

Re:	Ritter Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1 submitted January 29, 2015

CIK No. 0001460702

Dear Mr. Gharib:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 25, 2015 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and the initial filing of the registration statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Table of Contents, page i

1.	We note your statement, “While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.” As it is not appropriate to disclaim liability for information contained in your prospectus, please revise your disclosure to delete these statements.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

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The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the language on page i of the Revised Registration Statement to address the Staff’s concern.

Prospectus Summary

Our Leading Product Candidate – RP-G28, page 1

2.	Please define the term “prebiotic” at your first reference in the prospectus summary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 1 of the Revised Registration Statement to include a definition of the term “prebiotic.”

3.	Please provide a brief explanation of the term “oligosaccharide” at your first reference in the prospectus summary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 1 of the Revised Registration Statement to include a brief explanation of the term “oligosaccharide.”

4.	Please expand your disclosure in this section to briefly describe the “patient-reported symptom assessment instrument” referenced in the second paragraph of this section.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 2 of the Revised Registration Statement to provide a brief description of the “patient-reported symptom assessment instrument” referenced in the second paragraph of this section.

5.	Please expand your disclosure in this section to explain the term “principal component analyses.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 3 of the Revised Registration Statement to explain the term “principal component analyses.”

6.	Please explain the meaning and significance of the term “statistically significant” at its first use in the fourth paragraph of this section. To the extent that your explanation of “statistical significance” involves the minimum “p-value” associated with statistical significance, please explain the relationship between the terms and the significance of p-values to the FDA’s evidentiary standards of efficacy. Please also revise your disclosure in the section entitled “Phase 2a Study” on page 76 as required.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 3 of the Revised Registration Statement and pages 77 through 79 of the

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Revised Registration Statement to provide the clarification requested by the Staff in this comment.

7.	We note your disclosure that you have received FDA guidance on RP-G28’s clinical and regulatory pathway. Please expand your disclosure to provide a brief description of the FDA’s guidance on RP-G28.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 3 and 4 of the Revised Registration Statement to provide a brief description of the FDA’s guidance on RP-G28.

Substantial Patent Portfolio and Product Exclusivity, page 3

8.	Please revise your disclosure in this section to identify the prominent oligosaccharide manufacturer in Europe with whom you have secured an exclusive supply agreement which provides for under certain circumstances the transfer of the manufacturer’s patent applications for the process to produce ultra high purity oligosaccharide active pharmaceutical ingredients, including RP-G28.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 5 of the Revised Registration Statement to identify the prominent oligosaccharide manufacturer in Europe with whom the Company has secured an exclusive supply agreement.

Risk Factors

Risks Related to Our Financial Position and Need for Additional Capital

We will require substantial additional funding, which may not be available …, page 11

9.	Please expand your risk factor disclosure to quantify the amount of your cash and cash equivalents.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 13 of the Revised Registration Statement to quantify the amount of its cash and cash equivalents.

Risks Relating to Regulatory Review and Approval of Our Product Candidates

We cannot be certain that RP-G28 will receive regulatory approval, and …, page 13

10.	Please expand your disclosure in the third paragraph of this risk factor to describe the purpose of the “ICH-compliant GLP embryo-fetal development toxicology studies” and the “ICH standard batter of genotoxicity tests (GLP) using RP-G28.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 16 of the Revised Registration Statement to describe the purpose

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of the “ICH-compliant GLP embryo-fetal development toxicology studies” and the “ICH standard batter of genotoxicity tests (GLP) using RP-G28.

Risks Related to Our Business and Strategy

We may not be able to manage our business effectively if we are unable to …, page 25

11.	Please identify your other key employees and consultants to whom you refer in the second paragraph of this risk factor.

The Company acknowledges the Staff’s comment. The Company does not have any employees or consultants that it considers to be “key employees” (other than its executive officers identified in second paragraph on page 27) nor does it have any “key consultants.” The Company has revised its disclosure on page 27 to make this clarification.

We face potential product liability exposure, and if successful claims are … , page 27

12.	Please explain what you mean when you state that you expect to obtain “limited” product liability insurance coverage by quantifying the amount of coverage you plan on obtaining and whether the amount of your coverage is typical for a company in your industry. Please also provide this information when you discuss any other types of insurance you carry.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 29 of the Revised Registration Statement to clarify that the insurance it currently maintains and expects to obtain in the future will be at levels typical for a company in its industry and at its stage of development.

Use of Proceeds, page 42

13.	Please revise your first bullet point in this section to indicate whether the allocated proceeds will allow you to fund your Phase 2b and Phase 3 trials to completion. If not, please indicate how far in the development process the allocated proceeds will allow you to reach.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its first bullet on page 44 of the Revised Registration Statement to clarify that it expects that the net proceeds of this offering, together with its existing cash and cash equivalents, as of December 31, 2014, will enable it to complete its planned Phase 2b trial.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 53

14.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering

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price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the Staff with an analysis explaining the reasons for any significant differences between recent valuations of its common stock leading up to the IPO and the estimated offering price once it has an estimated offering price.

Business, page 67

15.	We note your discussion on page 61 regarding your R&D agreement with KPT and KPM. Please include disclosure under the appropriate subheading of your Business section describing the material terms of the R&D agreement, including the nature and scope of the agreement, the parties’ rights and obligations, duration of the agreement, termination provisions, aggregate payments to be received by you under the agreement and royalties you are obligated to pay under the agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included a description of the material terms of the R&D agreement on pages 81 and 82 of the Revised Registration Statement.

16.	We note your disclosure on page 75 under the heading “Substantial Patent Portfolio and Product Exclusivity” where you state that you secured an exclusive supply agreement for GMP produced product from a prominent oligosaccharide manufacturer in Europe, which provides for, under certain conditions, the transfer of the manufacturer’s patent applications for the process to produce ultra high purity oligosaccharide active pharmaceutical ingredients, including RP-G28. Please expand your disclosure under the appropriate subheading of your Business section to identify the manufacturer and to describe the material terms of the supply agreement, including the parties’ rights and obligations, the duration of the agreement, termination provisions and any payment provisions. Also, please describe under what conditions the manufacturer will transfer its patent applications to you.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that on page 82 of the Revised Registration Statement it has identified the prominent oligosaccharide manufacturer in Europe with whom the Company has secured an exclusive supply agreement and has included a description of the material terms of this agreement.

Our Lead Product Candidate – RP-G28

Galacto-oligosaccharides (GOS), page 70

17.	We note your statements that RP-G28 is manufactured to ultra-high purity specifications and that in comparison, commercially available GOS are typically 50-60% GOS. Please expand your disclosure to provide the specifications of RP-G28.

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The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 71 to provide the specifications of RP-G28.

Clinical and Regulatory

Phase 2a Study, page 76

18.	We note your statement, “Principal component analyses showed statistically significant shifts in the microbiome of subjects treated with RP-G28” in the fourth paragraph of this section. Please expand your disclosure to provide the results, including p-values, of the component analysis showing statistically significant shifts in the microbiome of subjects treated with RP-G28.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has expanded its disclosure on pages 77 through 79 to provide the results, including p-values, of the component analysis showing statistically significant shifts in the microbiome of subjects treated with RP-G28.

Competition, page 78

19.	We note that you believe that RP-G28 is one of the few drug candidates in advanced clinical trials for treating lactose intolerance. Please expand your disclosure to identify the other drug candidates that are under development with which you may compete and the companies that are developing these product candidates. In this regard, we note that you currently provide such information in the risk factor entitled, “We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 6, 24 and 83 of the Revised Registration Statement to clarify that while it knows of no other drug candidates in advanced clinical trials for treating lactose intolerance, because the biopharmaceutical industry is intensely competitive, it could face competition in the future.

Intellectual Property

Patents and Proprietary Rights Covering Our Drug Candidates, page 79

20.	We note that your intellectual property portfolio related to RP-G28 contains four issued patents and at least 15 other related pending patent applications in the United States and worldwide of both in-licensed and Ritter Pharmaceutical-owned inventions. Please revise your disclosure in this section to provide the following information:

•	A description of your fourth issued patent, including the type of patent protection such as use or process, the expiration date of the patent and the jurisdiction where it is issued;

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•	With regard to your patent applications, please describe the type of patent protection you are seeking such as composition of matter, use or process, the expected expiration date of the issued patent if the patent application is granted, and the jurisdictions where the patent application is pending; and
•	With regard to your patents and patent applications, which ones are owned and which ones are licensed from third parties and the name of the third party if the patent or patent application is licensed from a third party.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 83 and 84 of the Revised Registration Statement to include the information requested by the Staff in this comment.

Statements of Operations, F-4

21.	Please revise to include “Compensation and benefits” either in or as a separate line within another operating cost and expense line item(s).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included compensation and benefit expenses in the General and administrative line item, as all such costs were for management and administrative support.

Notes to Financial Statements

Note 7 Stockholders’ Deficit and Preferred Stock Subject to Redemption, F-15

22.	Please revise to explain why conversion of all preferred stock as shown in your pro forma presentation on pages 9 and 44 is factually supportable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has revised its disclosure in Note 7 of the financial statements to address this comment.

Other Comments

23.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has filed all of the exhibits identified in the Exhibit Index of this Revised Registration Statement other than exhibits 1.1, 3.3, 3.4, 4.1, 4.6, 5.1, 10.7, 10.29, 10.30, 10.31 and 23.2 which will each be filed as promptly as possible.

24.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

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The Company acknowledges the Staff’s comment and respectfully advises the Staff that the graphics included in the Revised Registration Statement are the only graphics it intends to use in its prospectus.

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the Staff copies of any and all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg

Daniel I. Goldberg

cc:   Michael D. Step, CEO of Ritter Pharmaceuticals, Inc.